Oncolytics Biotech® Presents Clinical Data Supporting a Predictive Biomarker of Pelareorep Response in Breast Cancer at the ESMO Breast Cancer Virtual Meeting
AWARE-1 trial demonstrates pelareorep primes an adaptive immune response
Systemic delivery yields robust pelareorep replication selectively in tumor cells
Pelareorep administration increases CelTIL – known to be associated with positive clinical outcomes
Peripheral T cell clonality emerges as potential predictive and prognostic biomarker

SAN DIEGO, CA and CALGARY, AB, May 26, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today announced the publication of an electronic-poster (ePoster) with clinical data from the Company’s AWARE-1 window-of-opportunity breast cancer study. The data demonstrates a pelareorep-induced adaptive immune response in the tumor microenvironment (TME) and the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep. The ePoster was published on May 23, 2020, and presented over the weekend, as part of the European Society for Medical Oncology Breast Cancer Virtual Meeting.

“The preliminary AWARE-1 data showing a pelareorep-induced adaptive immune response in the tumor microenvironment are highly encouraging and strongly support the trial design and rationale,” said Dr. Aleix Prat, co-author and lead translational investigator for the AWARE-1 study.  “Observed increases in CelTIL, which are associated with a favorable response to treatment, are particularly noteworthy. Additionally, I am especially excited by data supporting the use of T cell clonality as a predictive and prognostic biomarker of pelareorep response, as the ability to accurately identify patients most likely to respond favorably to treatment will facilitate the success of future trials.”

The AWARE-1 study combines the appropriate intervention for each patient’s breast cancer sub-type, plus pelareorep, with or without atezolizumab (Tecentriq®), followed by surgery in early-stage breast cancer patients. To date, 13 patients have been treated in the AWARE-1 study, including the completion of cohort 1, patients with HR+/HER2- disease receiving pelareorep with letrozole.

“The AWARE-1 study provides a window for us to view changes in the tumor immune environment following intravenous administration of pelareorep to treatment-naïve, early-stage breast cancer patients,” said Dr. Rita Laeufle, Chief Medical Officer of Oncolytics Biotech. “The study design, using paired biopsies, allows us to assess the correlation between T cell clonality and CelTIL, a measurement of tumor inflammation in these patients. The results tell us we can enrich the immune environment of these tumors and increase the expression of PD-L1, which may have a significant impact on future treatment directives, including the use of checkpoint inhibitors. This initial data demonstrates that pelareorep treatment primes an adaptive immune response, supporting the observed survival benefit in the previous randomized phase two study in metastatic breast cancer patients. We expect final data from AWARE-1 to provide mechanistic proof of concept for pelareorep and support our registration pathway.”

Key data and conclusions from the ePoster include:
•Intravenous systemic administration resulted in tumor cell-specific pelareorep replication
•All patients treated with pelareorep demonstrated an increase in CD8+ T cells as confirmed in tumor biopsies (range of 1.6-fold to 11.2-fold increase)

•All patients treated with pelareorep experienced an increase in the number of PD-L1 positive cells in their tumors in as early as three weeks after beginning treatment (range of 1.3-fold to 11.0-fold increase)
•Four out of six evaluated patients exhibited an increase in CelTIL, which is associated with favorable clinical response, the study’s primary endpoint
•Peripheral T cell clonality correlated with changes in the TME and CelTIL, highlighting its potential as a compelling biomarker of pelareorep response in breast cancer

The results show intravenous delivery of pelareorep reaches the primary breast cancer tumor target. Importantly, the large increase in CD8+ T cells is prognostic of positive treatment outcomes, and the increased expression of PD-L1 suggests a treatment synergy when combining pelareorep and anti-PD-L1 checkpoint inhibitors, such as Tecentriq. The correlation between T cell clonality and tumor inflammation continues to show promise across multiple indications and increases our ability to identify patients likely to respond to treatment.

The ePoster, “A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer,” was co-authored by Dr. Prat Head of Medical Oncology at the Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS) along with several other colleagues from the academic cancer research group SOLTI, and institutions across North America and Europe. It can be found on the Posters & Publications page of the company's website: https://www.oncolyticsbiotech.com/technology/posters-publications.

About AWARE-1
AWARE-1 is an open label window-of-opportunity study in early stage breast cancer enrolling 38 patients into five cohorts:
•Cohort 1 (n=10), HR+ / HER2- (pelareorep + letrozole)
•Cohort 2 (n=10), HR+ / HER2- (pelareorep + letrozole + atezolizumab)
•Cohort 3 (n=6), TNBC (pelareorep + atezolizumab)
•Cohort 4 (n=6), HR+ / HER2+ (pelareorep + trastuzumab + atezolizumab)
•Cohort 5 (n=6), HR- / HER2+ (pelareorep + trastuzumab + atezolizumab)

The study combines pelareorep with the standard of care according to breast cancer subtype and atezolizumab. Patients are biopsied on day one followed immediately by treatment, then again on day three, and a final biopsy after three weeks, on the day of their mastectomy. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer sub-type. The primary endpoint of the study is overall CelTIL (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study include CelTIL by breast cancer subtype, safety and tumor, and blood-based biomarkers.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com